Filed Pursuant to Rule 433

Registration Statement 333-138539

FINAL PRICING TERM SHEET

FINAL PRICING DETAILS

Issuer:	ORIX Corporation

Expected Ratings:	Baa1 (positive) / A- (stable)

Format:	SEC Registered

Security Type:	Senior Debt Securities

Ranking:	Direct, unsecured and unsubordinated general obligations of the issuer, with the same rank in liquidation as all of its other unsecured and unsubordinated debt

Currency:	USD

Size:	USD 1,000,000,000

Coupon:	5.48%, Fixed Rate

Net Proceeds Before Expenses:	USD 996,500,000

Trade Date:	November 16, 2006

Settlement Date:	November 22, 2006

Maturity:	November 22, 2011

Coupon Payment Date:	May 22 and November 22 of each year

First Coupon Payment Date:	May 22, 2007

Pricing Benchmark:	4.625% of 10/2011

Benchmark Spot (Price/Yield):	99.27+ / 4.657%

Spread to Benchmark:	5T+82.3bps

Issue Price:	100.00% of the principal amount

Day Count:	30/360

Business Days:	New York, Tokyo

Minimum Denominations:	USD 1,000

Listing:	None

Billing & Delivering:	Merrill Lynch & Co.

Bookrunners:	Merrill Lynch & Co., Nomura Securities

Co-Lead Managers:	Morgan Stanley, UBS Investment Bank

Co-Managers:	Daiwa Securities SMBC Europe, Mitsubishi UFJ Securities International plc, Mizuho International plc, Goldman, Sachs & Co., Citigroup, BNP PARIBAS, Calyon Securities (USA), ING Financial Markets, WestLB AG, Scotia Capital, Credit Suisse

Cusip:	686330AC5

ISIN:	US686330AC52

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.